Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10500

Supplement to Offering Circular dated August 23, 2017 (the “Offering Circular”)

The following should be read in conjunction with the Offering Circular.

XTI Aircraft Company (the “Company”) intends to terminate the current offering of 20 million shares of Common Stock at $1 per share, which was qualified by the Commission on August 29, 2017. No further subscriptions will be accepted for the current offering after April 30, 2018. Subscriptions under the current offering will be accepted up to that date, and processed as promptly as possible. None of the terms of the current offering have been changed.

The Company intends to file an Offering Statement for a new offering in the future, upon availability of its financial statements for the year ending December 31, 2017. The terms of that offering are likely to be different from the terms of the current offering. No sales will be permitted until the Commission has qualified that future Offering Statement. There can be no assurance as to what the terms of any future offering will be, the time at which it will be filed, or when or whether the Commission will qualify such future Offering Statement.

WITH RESPECT TO ANY FUTURE OFFERING STATEMENT, NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION.AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.